UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Sea Containers Ltd.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
811371707

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Person Authorized to Receive Notices and Communications:
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

SCHEDULE 13G

CUSIP No.	811371707

1	NAME OF REPORTING PERSON Trenton Capital Management, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) : ☐
	(b) : ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	811371707

1	NAME OF REPORTING PERSON Trenton GP, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) : ☐
	(b) : ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	811371707

1	NAME OF REPORTING PERSON Trenton Capital (QP), Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) : ☐
	(b) : ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	811371707

1	NAME OF REPORTING PERSON Trenton Capital, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) : ☐
	(b) : ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	811371707

1	NAME OF REPORTING PERSON Tyler F. Burke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) : ☐
	(b) : ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No. 811371707
Item 1(a) Name of Issuer:
Sea Containers Ltd.
Item 1(b) Address of Issuer’s Principal Executive Offices:
22 Victoria Street
Hamilton HM 12, Bermuda
Item 2(a) Name of Person Filing:
This statement is jointly filed by and on behalf of: (i) Trenton Capital, Ltd., a Texas limited partnership (“Trenton Capital”); (ii) Trenton Capital (QP), Ltd., a Texas limited partnership (“Trenton Capital (QP)”); (iii) Trenton Capital Management, Ltd., a Texas limited partnership (“TCM”); (iv) Trenton GP, Inc., a Texas corporation (“Trenton GP”); and (v) Tyler F. Burke (“Burke”).
TCM is the general partner of each of Trenton Capital and Trenton Capital (QP). TCM may be deemed to have or share voting and/or investment (including dispositive) power with respect to shares of Class A Common Stock, par value $0.01 per share, of the issuer (“Shares”) owned and/or held by or for the account or benefit of each of Trenton Capital and Trenton Capital (QP).
Trenton GP is the general partner of TCM. Trenton GP may be deemed to have or share voting and/or investment (including dispositive) power with respect to Shares owned and/or held by or for the account or benefit of TCM.
Burke is the President and sole shareholder of Trenton GP. Burke may be deemed to have or share voting and/or investment (including dispositive) power with respect to Shares owned and/or held by or for the account or benefit of Trenton GP.
Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
Item 2(b) Address of Principal Business Office:
The address of the principal business office of each of the reporting persons is:
5956 Sherry Lane, Suite 1810
Dallas, TX 75225
Item 2(c) Citizenship:
See Item 4 of each cover page.

CUSIP No. 811371707
Item 2(d) Title of Class of Securities:
Class A common stock, par value $0.01 per share
Item 2(e) CUSIP No:
811371707
Item 3 Status of Person Filing:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4 Ownership:
(a)	See Item 9 of each cover page.

(b)	See Item 11 of each cover page.

(c)	See Items 5-8 of each cover page.
Item 5 Ownership of 5% or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following: ☑
Item 6 Ownership of More than 5% on Behalf of Another Person:
TCM may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of other persons, including Trenton Capital and Trenton Capital (QP). The other persons, including Trenton Capital and Trenton Capital (QP), may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned and/or held by and/or for the account and/or benefit of such persons.

CUSIP No. 811371707

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.
Item 8 Identification and Classification of Members of the Group:
Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Item 9 Notice of Dissolution of Group:
Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Item 10 Certifications:
(a)	Not Applicable

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 811371707
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 6, 2008.

TRENTON CAPITAL MANAGEMENT, LTD. By: Trenton GP, Inc., its general partner
By:	/s/ Tyler F. Burke
Tyler F. Burke
President

TRENTON GP, INC.
By:	/s/ Tyler F. Burke
Tyler F. Burke
President

TRENTON CAPITAL, LTD. By: Trenton Capital Management, Ltd., its general partner By: Trenton GP, Inc., its general partner
By:	/s/ Tyler F. Burke
Tyler F. Burke
President

TRENTON CAPITAL (QP), LTD. By: Trenton Capital Management, Ltd. its general partner By: Trenton GP, Inc., its general partner
By:	/s/ Tyler F. Burke
Tyler F. Burke
President

By:	/s/ Tyler F. Burke
Tyler F. Burke

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1
Joint Filing Agreement (incorporated herein by reference from Exhibit 1 to the Schedule 13G relating to the common stock of the issuer filed December 1, 2006 by the reporting person(s) with the Commission)